Exhibit 99.1

Trident and the Democratic Republic of Congo, Office of the President through National Intelligence Sign Collaboration Agreement (PROTOCOLE D’ACCORD DE COLLABORATION) to Develop and Implement a National E-Government System

Trident to Explore Digital Transformation of Government Services in the Democratic Republic of the Congo

Trident’s Blockchain-Powered Digital Authentication Platform to Enhance Security and Efficiency of Government Service Delivery

SINGAPORE, December 18, 2024 (GLOBE NEWSWIRE) -- Trident Digital Tech Holdings Ltd (“Trident” or the “Company,” NASDAQ: TDTH), a leading catalyst for digital transformation in technology optimization services and Web 3.0 activation based in Singapore, today announced the signing of a landmark collaboration agreement with the Democratic Republic of Congo (the “DRC” or “Republic”), represented by the President of the Republic via the National Intelligence Agency, to drive digital transformation in the DRC for effective, accountable, and transparent governance.

Under this collaboration agreement, Trident will explore the development of a comprehensive electronic government (“e-GOV”) system for the DRC, aimed at digitizing the Congolese government’s administrative framework through the integration of cutting-edge technologies, including blockchain, to provide secure and efficient government services to citizens while protecting personal data.

The agreement establishes a framework for both parties to enter into a definitive agreement for Trident to develop and implement a platform that will manage the digital identities and data of Congolese citizens. This platform will provide secure and streamlined access to a wide range of government services, including business registration, land registries, immigration services, civil registry, as well as digital payment and approval functions for government services. Each service will be customized to meet the specific needs of the DRC.

Soon Huat Lim, Founder, Chairman, and CEO of Trident, stated, “We are honored to collaborate with the Democratic Republic of Congo on this transformative project that will revolutionize how citizens interact with government services through secure digital identities. Our platform enables robust authentication processes via encrypted digital identities, enhancing security while optimizing the citizen experience when interacting with government services. This collaboration with the DRC is a significant validation of our technological capabilities and our commitment to developing secure and efficient digital solutions tailored to various scenarios. This agreement marks a significant milestone in our company’s growth trajectory, demonstrating our ability to deliver large-scale digital transformation solutions to global standards. We are confident that the success of this initiative will open opportunities to implement similar digital identity and secure authentication solutions for other clients seeking to develop their digital infrastructure.”

Justin Inzun Kakiak, Director General of the DRC’s National Intelligence Agency, commented, “Our selection of Trident for this crucial digital transformation initiative reflects our commitment to adopting and coordinating innovative solutions for the benefit of our country and our citizens. This e-Government system will significantly improve access to government services in our country, and we are delighted to move forward with Trident on this groundbreaking initiative.”

About Trident

Trident is a leading catalyst for digital transformation in digital optimization, technology services, and Web 3.0 activation worldwide, based in Singapore. The Company offers commercial and technological digital solutions designed to optimize its clients’ experience with their end-users by promoting digital adoption and self-service.

Tridentity, the Company’s flagship product, is an innovative and highly secure blockchain-based identity solution designed to provide secure single sign-on authentication capabilities to integrated third-party systems across various industries. Tridentity aims to offer unparalleled security features, ensuring the protection of sensitive information and preventing potential threats, thus promising a new secure era in the global digital landscape in general, and in South Asia etc.

Beyond Tridentity, the company’s mission is to become the global leader in Web 3.0 activation, notably connecting businesses to a reliable and secure technological platform, with tailored and optimized customer experiences.

Safe Harbor Statement

This announcement contains statements that may constitute “forward-looking” statements pursuant to the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “aims,” “future,” “intends,” “plans,” “believes,” “estimates,” “likely to,” and similar statements. The Company may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in announcements and other written materials, and in oral statements made by its officers, directors, or employees to third parties. Statements that are not historical facts, including statements about the Company’s beliefs, plans, and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties, including the possibility that a definitive agreement will not be concluded as contemplated under the collaboration agreement discussed in this announcement, and the possibility that the e-GOV system will not materialize as contemplated under the collaboration agreement or a definitive agreement if and once concluded. A number of factors could also cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s strategies, future business development, and financial condition and results of operations; the expected growth of the digital solutions market; the political, economic, social and legal developments in the jurisdictions that the Company operates in or in which the Company intends to expand its business and operations; the Company’s ability to maintain and enhance its brand. Further information regarding these and other risks is included in the Company’s filings with the SEC. All information provided in this announcement is as of the date of this announcement, and the Company does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor/Media Contacts

Investor Relations

Robin Yang, Partner

ICR, LLC

Email: investor@tridentity.me

Phone: +1 (212) 321-0602